Neovasc Inc.
(Formerly Medical Ventures Corp.)
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
 December 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Report of independent registered public accounting firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the shareholders of Neovasc Inc. (formerly Medical Ventures Corp.)

We have audited the accompanying consolidated balance sheets of Neovasc Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

Vancouver, Canada
March 15, 2009, except as to note 22(b)
which is as of April 23, 2009	Independent registered public accounting firm

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Comment by independent registered public accountants
for US readers on Canada-US reporting differences

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as those discussed in Note 3(q), as well as when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 15, 2009, except as to note 22(b) which is as of April 23, 2009, is expressed in accordance with Canadian reporting standards, which do not require references to such change in accounting policies in the report of the independent registered public accounting firm when the change is properly accounted for and adequately disclosed in the financial statements, nor permit a reference to such events and conditions in the report of the independent registered public accounting firm when these are adequately disclosed in the financial statements.

Vancouver, Canada
March 15, 2009, except as to note 22(b)
which is as of April 23, 2009	Independent registered public accounting firm

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

NEOVASC INC. (Formerly Medical Ventures Corp.)
Consolidated Balance Sheets
As at December 31

	2008	2007

ASSETS

CURRENT
Cash and cash equivalents	2,498,439	$3,242,404
Accounts receivable	470,200	568,964
Inventory (Note 7)	341,564	384,124
Prepaid expenses	52,356	18,755
	3,362,559	4,214,247
RESTRICTED CASH AND CASH EQUIVALENTS (Note 12)	50,000	50,000
RETIREMENT ASSETS (Note 8)	8,320	-
TECHNOLOGY (Note 9)	-	-
GOODWILL (Note 10)	-	-
PROPERTY AND EQUIPMENT (Note 11)	1,399,644	1,425,553
	$4,820,523	$5,689,800

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,218,405	$735,310
Current portion of long-term debt	20,635	19,559
Current portion of repayable contribution agreement	-	28,112
	1,239,040	782,981
LONG-TERM DEBT (Note 12)	418,612	441,540
REPAYABLE CONTRIBUTION AGREEMENT (Note 13)	-	283,959
RETIREMENT LIABILITIES (Note 8)	8,964	-
	1,666,616	1,508,480

SHAREHOLDERS’ EQUITY

Share capital (Note 15)	58,607,066	28,835,081
Contributed surplus (Note 15)	4,436,804	976,637
Deficit	(59,889,963)	(25,630,398)
	3,153,907	4,181,320
	$4,820,523	$5,689,800

CONTINUING OPERATIONS (Note 2)
SUBSEQUENT EVENTS (Note 22)

APPROVED BY THE DIRECTORS:

(Signed) Alexei Marko
Alexei Marko, Director

(Signed) Steven Rubin
Steven Rubin, Director

See accompanying Notes to the Audited Consolidated Financial Statements

NEOVASC INC. (Formerly Medical Ventures Corp.)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the years ended December 31

	2008	2007

SALES (Note 20)
Product sales	$1,452,854	1,209,832
Consulting services	93,385	308,041
	1,546,239	1,517,873
COST OF GOODS SOLD
including underutilized capacity of $32,136 (2007: $155,888)	708,300	799,593
GROSS PROFIT	837,939	718,280

EXPENSES
Selling (Note 16)	3,245,886	2,839,897
General and administration (Note 17)	3,459,800	2,282,283
Product development and clinical trials (Note 18)	3,101,869	2,744,913
Impairment of intangible assets (Notes 9 & 10)	23,061,012	-
Inventory write down (Note 7)	626,925	559,131
Recovery on repayable contribution agreement (Note 13)	(320,445)	-
Amortization on intangible assets (Note 9)	2,129,570	-
Amortization	194,291	205,451
	35,498,908	8,631,675
LOSS BEFORE OTHER
INCOME (EXPENSES)	(34,660,969)	(7,913,395)
OTHER INCOME (EXPENSES)
Interest income	153,277	165,562
Interest on long-term debt	(27,288)	(14,136)
Accreted interest on repayable contibution agreement (Note 13)	(15,479)	(14,891)
Gain (Loss) on foreign exchange	290,894	(54,094)
	401,404	82,441
NET LOSS AND COMPREHENSIVE
LOSS FOR THE YEAR	(34,259,565)	(7,830,954)
DEFICIT, BEGINNING OF YEAR	(25,630,398)	(17,900,437)
ADJUSTMENT FOR CHANGE IN ACCOUNTING POLICY (Note 3)	-	100,993
DEFICIT, END OF YEAR	$(59,889,963)	$(25,630,398)

BASIC AND DILUTED
LOSS PER SHARE	$2.94	$1.59

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	11,630,939	4,936,248
WEIGHTED AVERAGE NUMBER OF
FULLY DILUTED SHARES OUTSTANDING	12,172,746	4,936,248

See accompanying Notes to the Audited Consolidated Financial Statements

NEOVASC INC. (Formerly Medical Ventures Corp.)
Consolidated Statements of Cash Flows
For the years ended December 31

	2008	2007
OPERATING ACTIVITIES
Net loss for the period	(34,259,565)	(7,830,954)
Items not affecting cash
Intangible assets impairment	23,061,012	-
Inventory write down	626,925	559,131
Recovery of repayable contribution agreement	(320,445)	-
Amortization	2,323,861	205,451
Accreted Interest on repayable contribution agreement	15,479	14,891
Stock-based compensation	387,360	166,885
	(8,165,373)	(6,884,596)
Change in non-cash operating assets and liabilities
Accounts receivable	508,038	(367,882)
Inventory	(584,365)	216,609
Prepaid expenses and other assets	(24,376)	69,433
Retirement assets	72,295	-
Accounts payable and accrued liabilities	(184,183)	526,608
Retirement liabilities	(99,844)	-
	(8,477,808)	(6,439,828)
INVESTING ACTIVITY
Acquisition of business, net of cash acquired of $781,008 (Note 4)
B-Balloon Ltd.	(274,858)	-
Neovasc Medical Ltd.	210,625	-
Purchase of property and equipment	(47,765)	(542,316)
	(111,998)	(542,316)
FINANCING ACTIVITIES
Increase in long-term debt	-	298,911
Repayment of long-term debt	(21,852)	(19,101)
Repayment of loan from related party of B-Balloon	(356,440)	-
Repayment of repayable contribution agreement	(7,105)	(5,418)
Proceeds from share issue, net of costs of $93,916	8,231,088	7,019,111
Proceeds on exercise of agents warrants	-	232,310
Proceeds from exercise of stock options	150	-
	7,845,841	7,525,813
(DECREASE)/INCREASE IN CASH	(743,965)	543,669
CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR	3,242,404	2,698,735
END OF YEAR	$2,498,439	$3,242,404

REPRESENTED BY:
Cash	181,228	93,649
Cashable guaranteed investment certificates	2,317,211	3,148,755
	$2,498,439	$3,242,404
NON CASH TRANSACTIONS
Change in Asset Use (Note 11)	-	131,794
Issuance of shares to acquire B-Balloon and Neovasc Medical (Note 4)	24,613,554	-
Issue of Warrants		111,518
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	27,288	14,136

See accompanying Notes to the Audited Consolidated Financial Statements

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

1.	INCORPORATION AND NATURE OF BUSINESS

The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc. (“Neovasc” or the “Company”). Neovasc develops, manufactures and distributes medical devices.

The Company’s commercialized products include a catheter-based technology called the Metricath as well as products using a pericardial tissue processing technology to produce a number of patch products used in cardiac reconstruction and repair.

2.	CONTINUING OPERATIONS

These consolidated financial statements have been prepared on a going concern basis that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred operating losses of $34,259,565 for the year ended December 31, 2008 (2007: $7,830,954) and has a deficit of $59,889,963 as at December 31, 2008 (2007: $25,630,398). The Company’s ability to continue as a going concern is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary to the carrying values of the Company’s assets and liabilities, reported expenses and balance sheet classifications.

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries, Neovasc Medical Inc. (formerly PM Devices Inc.), Angiometrx Inc., Neovasc Medical Ltd. (“Neovasc Medical”), and B-Balloon Ltd. (“B-Balloon”). All intercompany balances and transactions have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. The recoverable amounts of accounts receivable, inventories, property and equipment and the fair value of share-based payments are the significant items subject to estimates in these consolidated financial statements.

(c) Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the month in which such transactions occur.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of purchase. As at December 31, 2008 the Company has restricted cash of $50,000 (2007 - $50,000) representing security for the Company’s long-term debt (Note 12).

The Company has an operating line of credit secured on its accounts receivable with an interest rate of Prime Rate per year. The maximum line of credit is the lesser of $200,000 or 75% of North American trade receivables under 90 days old. At December 31, 2008 the Company had drawn $nil (2007: $nil) on the line of credit.

	(e)	Inventory

Inventory is valued at the lower of cost and net realizable value for finished goods and work in progress and at the lower of cost and replacement cost for raw materials. Cost is determined on a first-in, first-out basis. Cost of finished goods and work in progress includes direct material and labour costs and an allocation of manufacturing overhead and applicable shipping and handling costs. In determining net realizable value, we consider factors such as obsolescence, future demand for inventory and contractual arrangements with customers.

	(f)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization and are amortized over their estimated useful lives using the following rates and method:

Building	4% declining balance
Production equipment	30% declining balance
Assets in the field	12 months straight line
Computer hardware	30% declining balance
Computer software	100% declining balance
Office equipment, furniture and fixtures	20% declining balance

(g)	Technology

Costs related to the acquisition of technologies include certain patents. Technology is amortized over the shorter of the life of the major patents for the technologies and the expected period of technological obsolescence.

Technology is tested for impairment whenever events or circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated discounted cash flows used in determining the fair value of the assets. The amount of the impairment loss is calculated by the excess of the asset’s carrying value over its fair value. As at December 31, 2008, Neovasc recognized an impairment charge of $19,503,930 and wrote down its acquired technology to zero (Note 9).

(h)	Goodwill

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of the net identifiable assets acquired. The Company reviews the goodwill of all of its reporting units on at least an annual basis to ensure its fair value is in excess of its carrying value in the financial statements. Any impairment in the value of goodwill is charged to income in the period such impairment is determined. As at December 31, 2008, Neovasc recognized an impairment charge of $3,557,082 and wrote down its acquired goodwill to zero (Note 10).

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(i)	Revenue recognition

The Company earns revenue from three sources: product sales, research and development and design services and contract manufacturing. Revenues from these three sources are recognized as follows:

(i) Product Sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company’s facilities to the customer when the price is fixed and determinable and collection is reasonably assured.

(ii) Research and development and design contracts

Revenue from research and development and design contracts is recognized under the terms of the related contract as services are rendered and collection is reasonably assured.

(iii) Contract manufacturing

Revenue from manufacturing contracts is recognized under the terms of the shipment to customers, when the price is fixed or determinable and collection is reasonably assured.

Cash received in advance of product sales or in advance of the provision of services is recorded as deferred revenue.

	(j)	Research and development

The Company is engaged in research and development. Research costs are expensed as incurred. Development costs are expensed in the period incurred, unless they meet the criteria for deferral established by Canadian GAAP. Further, in accordance with Canadian GAAP, development costs are deferred only to the extent that their recovery can reasonably be regarded as assured. Management reviews the applicable criteria on a regular basis and if the criteria are no longer met, any remaining unamortized balance is written off as a charge to income. Research and development costs are reduced by any scientific research tax credits to which the Company is entitled.

	(k)	Government assistance

Government assistance, consisting of grants and research tax credits, is recorded as a reduction of either the related expense or the cost of the asset to which it relates. The assistance is recorded in the accounts when reasonable assurance exists that the Company has complied with the terms and conditions of the approved government assistance program and when there is reasonable assurance that the assistance will be realized.

	(l)	Share capital

From time to time, the Company issues units consisting of common shares and warrants. The Company records the issuance as a whole in share capital and does not bifurcate the warrants.

	(m)	Acquisition and share issue costs

Professional, consulting, regulatory fees and other costs that are directly attributable to acquisition and financing transactions are deferred until such time as the transactions are completed. Acquisition costs are added to the cost of the acquisition. Share issue costs are charged to share capital when the related shares are issued. Costs relating to acquisition and financing transactions that are not completed are charged to operations.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Stock-based compensation

The Company has a stock option plan as disclosed in Note 15. The Company follows the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation granted to employees and non-employees and all direct awards of stock.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options.

The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

	(o)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes assets and liabilities reflect the tax effect of differences between the carrying amount of balance sheet items and their corresponding tax values and unutilized losses carried forward. Future income tax assets are only recognized to the extent it is more likely than not that the related benefit will be realized.

	(p)	Earnings (loss) per share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period on a diluted basis using the treasury stock method.

	(q)	Adoption of new accounting standards

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1400, General Standards of Financial Statement Presentation, CICA Handbook Section 1535, Capital Disclosures, CICA Handbook Section 3862 Financial Instruments – Disclosures, and CICA Handbook Section 3863, Financial Instruments – Presentation.

CICA Handbook 1400, General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400.08A-.08C, General Standards of Financial Presentation to change the guidance related to Management’s responsibility to assess the ability to continue as a going concern. Management is required to make an assessment of the Company’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but not limited to 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

The adoption of Handbook Section 1400 did not have an impact on the Company’s financial results, position or ongoing disclosure.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(q)	Adoption of new accounting standards (Continued)

CICA Handbook 1535, Capital Disclosures

Handbook Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial information to evaluate (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

For new disclosures refer to Note 5. The adoption of Handbook Section 1535 did not have an impact on the Company’s financial results or position but certain disclosures have been enhanced.

CICA Handbook 3862 and 3863, Financial Instruments – Disclosure and Presentation

The Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Handbook Section 3862 and 3863 place increased emphasis on disclosures about the nature and extent of the risks arising from financial instruments and how the entity manages those risks.

For new disclosures refer to Note 6. The adoption of Handbook Section 3862 and 3863 did not have an impact on the Company’s financial results or position, but certain disclosures have been enhanced.

CICA Handbook Section 3855

The Company adopted CICA 3855, Financial Instruments – Recognition and Measurement in its 2007 fiscal year. Upon standards, the Company designated its cash and cash equivalents as held- for-trading. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, long-term debt and repayable contribution agreement are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the year ended December 31, 2008. Upon initial adoption of these standards, the Company valued the repayable contribution agreement at amortized cost using the effective interest rate method. There was an adjustment of $100,993 to opening retained earnings in 2007 to reflect this change in measurement as required by Section 3855.

	(r)	Recently released accounting standards

CICA 3064 – Goodwill and Intangible Assets

CICA 3064 replaces CICA 3062 and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets. The Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating what impact the adoption CICA 3064 will have on the Company’s consolidated financial condition, results of operations or cash flows.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r) Adoption of new accounting standards (Continued)

Conversion to IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. We are currently reviewing the differences between current Canadian GAAP and IFRS and assess the impacts on the other key elements of our conversion plan in this phase. These key elements include: accounting policy changes, information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	ACQUISITION

On July 1, 2008, the Company acquired 100% of the issued and outstanding common shares and other securities of two Israeli companies, Neovasc Medical and B-Balloon in exchange for issuing an aggregate of 5,858,000 Neovasc securities to the securityholders of each of Neovasc Medical and B-Balloon.

Neovasc Medical was incorporated and commenced its operations in April 2002 under the laws of Israel. The company develops and commercializes proprietary stent technology for the treatment of patients suffering from recurring temporary shortage of blood to the heart muscle, known as refractory angina. It has a single technology in development, the Reducer.

B-Balloon was incorporated and commenced operations in April 2004 under the laws of Israel. B-Balloon is a medical device company specializing in the development of unique catheters and vascular stent delivery systems which are intended to solve specific clinical problems encountered by physicians implanting stents to open blockages at ostial locations (where an artery first originates from a larger blood vessel) or bifurcation locations (where an artery splits into two branches). The Company has a suite of products in development. Development of a number of B-Balloon’s products has been temporarily suspended until further resources are available to recommence the development activities.

The acquisition has been accounted for using the purchase method with Neovasc identified as the acquirer. Accordingly, the consolidated entity is considered to be a continuation of Neovasc with the net assets of Neovasc Medical and B-Balloon being acquired and recorded at their fair market value. The Company’s Statements of Operations include the results of Neovasc for the year ended December 31, 2008 and those of Neovasc Medical and B-Balloon from July 1 to December 31, 2008.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

4.	ACQUISITION (Continued)

Total consideration paid by Neovasc for all outstanding common shares, convertible preferred shares, stock options, and warrants is as follows:

	Issued to acquire		Issued to acquire
	B-Balloon		Neovasc Medical		Total

	Number	$	Number	$	Number	$

TOTAL CONSIDERATION PAID
Common shares	5,273,800	$11,602,360	4,610,091	$10,142,200	9,883,891	$21,744,560
Replacement warrants	-	-	735,394	875,119	735,394	875,119
Replacement stock options	503,161	1,101,923	407,284	891,952	910,445	1,993,875

	5,776,961	12,704,283	5,752,769	11,909,271	11,529,730	24,613,554
Transaction costs		422,621		422,620		845,241
		$13,126,904		$12,331,891		$25,458,795

The total consideration paid for all outstanding common shares, convertible preferred shares, stock options, and warrants of each of B-Balloon and Neovasc consists of 11,529,730 securities, comprising 9,883,891 common shares, 735,394 warrants for the purchase of Neovasc common shares and 910,445 nominally priced options for the purchase of Neovasc common shares.

The table excludes 186,270 replacement options issued by Neovasc to the former employees and consultants of B-Balloon and Neovasc Medical which include a service requirement as a condition of vesting. These options which represent additional compensation for service not yet received, have been excluded from the calculation of total consideration and will be expensed as compensation for services rendered over the remaining vesting period of the options.

The fair value of the shares issued to acquire B-Balloon and Neovasc Medical was $2.20. The value of the shares is based on their market price over a reasonable period before and after the date the terms of the business combination were agreed to and announced, January 30, 2008, adjusted to recognize the effects of price fluctuations and quantities traded during extraordinary trading activity immediately after the announcement.

The fair value of options and warrants of the Company issued to effect the acquisitions were estimated using the Black-Scholes model and the following assumptions:

Volatility	82%
Risk-free interest rate	4%
Expected life	1-10 years
Dividend yield	Nil %

The warrants had an exercise price of $1.38 and an expected life of 1.45 years. The options had a nominal ($0.01) exercise price and an expected life of between 4.5 and 9.6 years on July 1, 2008.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

4.	ACQUISITION (Continued)

In accordance with the purchase method, the fair value of the consideration paid has been allocated to the fair value of the identifiable assets and liabilities acquired on July 1, 2008.

	B-Balloon	Neovasc	Total
		Medical

BOOK VALUE AND FAIR VALUE
OF NET TANGIBLE ASSETS ACQUIRED
Cash and cash equivalents	$147,763	$633,245	$781,008
Accounts receivable	51,193	358,081	409,274
Prepaid expenses	-	9,225	9,225
Funds for employee rights on retirement	30,397	29,988	60,385
Property and equipment	50,627	90,221	140,848
Accounts payable and accrued liabilities	(299,414)	(367,864)	(667,278)
Loans from related parties	(356,440)	-	(356,440)
Liability for employee rights on retirement	(72,601)	(36,208)	(108,809)
	(448,475)	716,688	268,213
FAIR VALUE OF
INTANGIBLE ASSETS ACQUIRED
Technology	10,907,300	10,726,200	21,633,500
Goodwill	2,668,079	889,003	3,557,082

FAIR VALUE OF NET ASSETS ACQUIRED	$13,126,904	$12,331,891	$25,458,795

5.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business.

In the definition of capital, the Company includes, as disclosed on its balance sheet: deficit, share capital, cash and cash equivalents and long-term debt. There has been no change in the definition since the prior period.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, issue new debt (secured, unsecured, convertible and/or other types of available debt instruments), acquire or dispose of assets, or adjust the amount of cash or short-term investment balances.

As at December 31, 2008, the Company was in compliance with externally imposed capital requirements.

6.	FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies its cash and cash equivalents and bank overdraft as held-for-trading and carries them at fair-value. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, long-term debt and repayable contribution agreement are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments as at December 31, 2008 and at December 31, 2007. Loans and receivables and other financial liabilities have been recorded at amortized cost using the effective interest rate method.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

6.	FINANCIAL INSTRUMENTS (Continued)

Cash equivalents

The Company holds cashable guaranteed investment certificates (“GIC”) returning a fixed rate of interest of 3.00%. The GIC has an initial term of one year and matures on July 1, 2009 and is renewed annually.

Foreign exchange risk

The majority of the Company’s revenues are derived from product sales in the United States, primarily denominated in United States currency. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process.

Interest rate risk

The Company makes fixed repayments on its long term debt as described in Note 12. Included in the repayments is an interest payment with an interest rate floating at prime rate. Management has considered the risks to cash flows from this variable interest portion and considers it unlikely that the interest rates will increase sufficiently to exceed the fixed monthly payment due on the loan.

Liquidity risk

The Company has incurred operating losses since inception, as described in Note 2. The Company’s ability to continue as a going concern is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved. The Company reviews its cash flows on a quarterly basis and forecasts expected break even points and the timing of additional cash flows.

The maturity of the Company’s long term debt is described in Note 12. The Company has minimal risk associated with the maturity of its long term debts.

As at December 31, 2008 the Company had working capital of $2,123,519 as compared to working capital of $3,431,266 at December 31, 2007.

7.	INVENTORY

	December 31	December 31,
	2008	2007

Materials	$48,053	$194,240
Work in progress	25,525	37,437
Finished goods	267,986	152,447
	$341,564	$384,124

During the last quarter of 2008, Neovasc terminated its distribution agreement with a third party who distributed the Peripatch and Aegis products in the United States and severed its direct sales force employees who sold the Company’s Metricath products. On termination of the distribution agreement Neovasc was required to repurchase $198,838 of Peripatch inventory and $200,383 of Aegis Inventory. On December 22, 2008, Neovasc signed a new third party distribution contract for its Peripatch products in the United States and Europe and continues to supply a number of other Peripatch distributors in the rest of the world. The Metricath and Aegis products do not currently have an established sales channel and Neovasc cannot predict whether or not it will be able to establish a suitable channel for either product and generate revenue from these products in 2009. As a result, the Company wrote down $626,925 of Catheter and Aegis inventory, including raw materials, work in progress, and finished goods.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

8.	EMPLOYEE RIGHTS UPON RETIREMENT

Pursuant to Israeli severance pay law, Israeli employees are entitled to severance pay upon termination of their employment. The Company's liability for employee rights upon retirement is calculated, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. As of December 31, 2008, the retirement liability is $8,964 (2007: $Nil).

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits. As of December 31, 2008, the retirement asset is $8,320 (2007: $Nil).

9.	TECHNOLOGY

In connection with the acquisition of B-Balloon and Neovasc Medical on July 1, 2008 (Note 4), the Company acquired technology, including certain patents. The total amount acquired was $10,907,300 and $10,726,200 and for B-Balloon and Neovasc Medical respectively.

During the fourth quarter of 2008, the Company reviewed its estimates and judgments regarding forecasts on the success and lifecycle of the technologies and future cash flows generated by the acquired technologies. As a result of market indicators and its impairment testing, the Company recorded an impairment charge of $19,503,930 and wrote down the net book value of acquired technologies to $Nil. Prior to this charge being recognized, the acquired technologies were being amortized over the shorter of the life of the major patents for the technologies and the expected period of technological obsolescence.

	December 31,				December 31,
	2008				2007
		Accumulated	Impairment	Net Book	Net Book
	Cost	Amortization	Charge	Value	Value
Technology acquired from
B-Balloon	10,907,300	1,363,413	9,543,887	-	-
Neovasc Medical	10,726,200	766,157	9,960,043	-	-
	$21,633,500	$2,129,570	$19,503,930	$-	$-

10.	GOODWILL

As a result of the acquisition of B-Balloon and Neovasc Medical on July 1, 2008 (Note 4), the Company recorded $2,668,079 and $889,003 goodwill for B-Balloon and Neovasc Medical respectively.

During the fourth quarter of 2008, the Company’s fair value, as measured by its market capitalization, remained below the value of the shareholders equity for a significant period of time, indicating a potential goodwill impairment. As a result of market indicators and its impairment testing, the Company recorded an impairment charge of $3,557,082 and wrote down the net book value of acquired goodwill to $Nil.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

11.	PROPERTY AND EQUIPMENT

	December 31,
	2008
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$207,347	-	$207,347
Building	1,056,705	160,131	896,574
Production equipment	498,030	377,608	120,422
Field assets	131,794	131,794	-
Computer hardware	181,914	114,664	67,250
Computer software	181,511	180,930	581
Office equipment, furniture and fixtures	217,937	110,467	107,470
	$2,475,238	$1,075,594	$1,399,644

Included within field assets at December 31, 2008 are $Nil (December 31, 2007: $77,842) representing assets that are not currently in use and are not being amortized. Amortization on these assets will begin when the assets are brought into use. Field assets consist of Company-owned Metricath consoles placed in customer locations for demonstration purposes. During the year, assets transferred from inventory to fixed assets were $Nil (2007: $131,794).

	December 31 ,
	2007
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$207,347	$-	$207,347
Building	1,013,633	123,267	890,366
Production equipment	450,920	339,509	111,411
Field assets	131,794	53,952	77,842
Computer hardware	152,750	85,446	67,304
Computer software	180,738	169,598	11,140
Office equipment, furniture and fixtures	155,334	95,191	60,143
	$2,292,516	$866,963	$1,425,553

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

12.	LONG-TERM DEBT

	December 31	December 31,
	2008	2007

Bank instalment loan	$439,247	$461,099
Less current portion	(20,635)	(19,559)
	$418,612	$441,540

Repayments will consist of 180 regular blended payments of $4,095 each month, including interest and principal, commencing on September 1, 2007 and ending on August 1, 2022. The loan is collateralized by a first charge over the Company’s land and buildings, a liquid security agreement of $50,000 to be held in cash equivalent investments and a general security agreement over all personal property of the business now owned and all personal property acquired in the future. The loan bears interest at prime.

Principal maturities in the next five years and thereafter are approximately as follows:

2009	$20,635
2010	22,045
2011	23,552
2012	25,162
2013	26,883
Thereafter	320,970
$439,247

13.	REPAYABLE CONTRIBUTION AGREEMENT

In 2003, the Company entered into an Industrial Research Assistance Program (“IRAP”) Repayable Contribution Agreement with the National Research Council of Canada (“NRC”) and received funding of $409,363. The Company agreed to repay this funding through future royalties on the gross revenues of its Metricath products at a rate of 2.1%. If the Company does not generate $409,363 in royalties before July 1, 2015, the unpaid balance of the funding contribution will be forgiven. In 2005, Management determined that it was likely that royalties in excess of $409,363 would be generated over the period to July 1, 2015 from the sales of the Company’s Metricath products and as such had recorded a liability to reflect this obligation.

The fair value at inception was estimated as the present value of all future expected cash receipts discounted using the prevailing market rates of interest for a similar instrument and with a similar credit rating. Subsequent measurement of the repayable contribution agreement was at amortized net cost.

	December 31,	December 31,
	2008	2007
Balance, beginning of period	$312,071	$403,591
Adjustment for change in accounting policy	-	$(100,993)
Royalties paid or accrued in the current period	(7,105)	(5,418)
Accreted interest	15,479	14,891
	320,445	312,071
Less: current portion	-	(28,112)
Less: write-back	(320,445)	-
Balance, end of period	$-	$283,959

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

13.	REPAYABLE CONTRIBUTION AGREEMENT (Continued)

During the last quarter of 2008 Neovasc severed its direct sales force employees who sold the Company’s Metricath products. The Metricath products do not currently have an established sales channel and Neovasc cannot predict whether or not it will be able to establish a suitable channel in the future and generate revenue from these products in 2009. As a result, the Company released the $320,445 liability for the repayable contribution agreement.

14.	INCOME TAXES

Reported income tax expense differs from the amounts computed by applying current income tax rates to the loss before income taxes due to the following:

	Year ended December 31,
	2008	2007

Canadian basic statutory rate	30.8%	27.0%

Expected income tax recovery	$(10,540,740)	$(2,114,358)
Stock based compensation	120,175	41,800
Impairment and amortization of intangible assets	7,809,081	-
Effect of other non-deductible expenses	58,817	8,803
Effect of rate change	589,832	1,296,019
Other	(101,712)
Change in valuation of allowance	2,064,547	767,736
Income tax expense	-	-

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company’s future tax assets are as follows:

	Year ended December 31,
	2008	2007

Future income tax assets
Capital assets	$265,736	$232,277
Non-capital loss carry forwards
Share issue costs	214,649	-
Loss carry forwards	10,436,832	5,226,133
Research and development expenditures	991,834	1,512,056
Valuation allowance for future income tax assets	(11,909,051)	(6,970,466)
Future income tax assets	-	-

As at December 31, 2008, the Company has $3,800,000 of research and development expenditures available for deduction in future tax years, with no expiry date. The Company has loss carry forward balances for income tax purposes of $38,000,000 that are available to offset future taxable income, if any, expiring at various times through to the year 2028. The Company also has investment tax credits of $1,500,000 available to offset future income taxes, if any, expiring at various times through to the year 2028.

The future tax benefit of these expenditures, losses and tax credits is ultimately subject to final determination by taxation authorities. In 2008, the Company has not recognized any future income tax assets in respect of the amounts noted.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

15.	SHARE CAPITAL

All share data and per share amounts have been adjusted to retroactively restate the impact of the reverse stock split on a 20 for 1 basis that took place on July 1, 2008.

(a)	Authorized

Unlimited number of common shares without par value Unlimited number of preferred shares without par value

		Common Shares		Contributed
	Issued and outstanding	Number	Amount	Surplus

(b)	Balance, December 31, 2006	3,566,942	$21,607,856	$785,556
	Issued for cash pursuant to a private placement (i)
	Shares	1,935,457	7,741,824
	Agents warrants		111,558
	Share issue costs		(834,271)
	Issued for cash on exercise of agent's warrants (ii)	58,078	232,310
	Stock-based compensation			166,885
	Expiry of agent's warrants		(24,196)	24,196
	Balance, December 31, 2007	5,560,477	$28,835,081	$976,637
	Issued for repurchasing warrants (iii)	175,657	38,648	(38,648)
	Issued on acquistion of B-Balloon (iv)	5,273,800	11,602,360	1,101,923
	Issued on acquistion of Neovasc Medical (iv)	4,610,091	10,142,200	1,767,071
	Issued for cash pursuant to a private placement (v)	2,081,251	8,325,004
	Share issue costs (v)		(93,916)
	Stock-based compensation			387,360
	Expiry of agent's warrants		(242,461)	242,461
	Issued for cash on exercise of options	750	150
	Balance, December 31, 2008	17,702,026	$58,607,066	$4,436,804

(i)

On April 24, 2007, pursuant to a public offering under a short form prospectus dated April 13, 2007, the Company issued 1,935,456 units of the Company at a price of $4.00 per unit for aggregate gross proceeds of $7,741,824. Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant entitling the holder to purchase one additional common share for every whole warrant at a price of $5.00 per share expiring on October 24, 2008. On closing, the Agents received non-transferable share purchase warrants to purchase up to 82,968 common shares at a price of $4.00 per share exercisable until October 24, 2008.

(ii)	On May 4, 2007, the Agent exercised 58,077 agent warrants at $4.00 per share for gross proceeds of $232,310 and the remaining agent warrants were repriced to $5.00 per share.

(iii)

In connection with, and contingent upon the completion of the acquisition of Neovasc Medical and B-Balloon, the Company made an offer to all of the holders of warrants outstanding as at April 30, 2008 to repurchase those warrants in exchange for a lesser number of common shares in the Company. The offer to repurchase was made based on the value of the warrants ($38,648) calculated immediately prior to the exchange using a Black Scholes valuation method. 976,868 warrants were repurchased in exchange for common shares at a ratio of one common share for 5.75 warrants and 27,356 were repurchased at one common share for 4.75 warrants. An aggregate of 175,657 common shares were issued for the repurchase of the warrants. The warrant and option offer was completed immediately prior to the acquisitions on July 1, 2008.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

15.	SHARE CAPITAL (Continued)

	(b)	Issued and Outstanding (Continued)

(iv) Pursuant to the acquisition agreement, the Company issued 5,273,800 and 4,610,091 common shares to the securityholders of B-Balloon and Neovasc Medical respectively.

(v)

As a condition of the acquisitions the Company was required to complete a concurrent non- brokered private placement of units to raise minimum gross proceeds of $6,000,000. The actual proceeds raised on July 1, 2008 were $8,325,004. The units were issued at a price of $4.00 per unit and consist of one common share of the Company and 0.62 of a warrant. Each whole warrant is exercisable to purchase one additional common share of the Company at a price of $5.00 for a period of 18 months from July 1, 2008. Share issue costs related to the concurrent financing were $93,916.

	(c)	Stock-based compensation

The Company adopted a stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the Stock Option Plan. Effective November 22, 2005, the board of directors of the Company approved an amendment to the Company's incentive Stock Option Plan to increase the number of options available for grant under the plan to 10% of the number of common shares of the Company outstanding from time to time.

Options under the Company’s Stock Option Plan granted to directors may vest immediately and options granted to employees and officers vest over a four year term. The directors of the Company have discretion within the limitations set forth in the Stock Option Plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum exercise period of five years.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

15.	SHARE CAPITAL (Continued)

	(c)	Stock-based compensation (Continued)

The following table summarizes stock option activity for the respective periods as follows:

		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Life (years)
Options outstanding, December 31, 2006	139,629	$9.00	1.98
Granted	96,438	3.40	4.04
Exercised	-	-
Cancelled	(18,750)	10.20	-
Options outstanding, December 31, 2007	217,316	$6.40	3.29
Granted before June 30, 2008	2,500	$2.00	4.73
Forfeited before June 30, 2008	(16,750)	$7.00
Options outstanding, June 30, 2008	203,066
Option amendment (i)	(96,950)	$-	-
Options assumed on acquisition of
B-Balloon Ltd. (ii)	584,200	$0.01	6.48
Neovasc Medical Ltd. (ii)	512,515	$0.01	8.41
Granted on Oct. 31, 2008	1,157,077	$1.15	4.84
Forfeited	(181,976)	$0.63	-
Exercised	(750)
Options outstanding December 31, 2008	2,177,182	$0.57	6.01
Options exercisable December 31, 2008	1,227,304	$0.22	6.56
Weighted average grant date fair value of stock
options awarded during period	$0.12

(i)

In connection with, and contingent upon the completion of the acquisition of B-Balloon and Neovasc Medical, the Company made an offer to all of the holders of options outstanding as at April 30, 2008 to amend those options for a lesser number of $0.20 options to acquire common shares of the Company. The offer to amend the options was structured so that the estimate fair value of the replacement options issued equaled that of the options they replaced, calculated on the date of the exchange using a Black Scholes valuation method. All holders of options accepted the offer and as a result all the outstanding market priced options were amended into 106,116 $0.20 options on July 1, 2008. All of these amended options vested immediately on the date of the acquisition.

(ii)

As part of the consideration paid to acquire B-Balloon and Neovasc Medical 1,096,715 options were assumed by Neovasc and replaced by an equal number of options of the Company. Of these, 81,039 unvested options issued to the option holders of B-Balloon and 105,231 unvested options issued to the option holders of Neovasc Medical are held by active employees or consultants and have been excluded from the purchase price to be expensed as compensation cost over their remaining vesting period. In addition, 11,058 options included as part of the calculation of total consideration have been cancelled as the employees were terminated during the period and their vesting period ceased. The options issued by Neovasc as part of the consideration are excluded from the Company’s stock option plan, and they have an exercise price of less than $0.01 and a maximum exercise period of 10 years.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

15.	SHARE CAPITAL (Continued)

	(c)	Stock-based compensation (Continued)

During the year ended December 31, 2008, the Company recorded $387,360 (2007 – $166,885) as compensation expense for stock-based compensation awarded to employees. The Company used the Black-Scholes option-pricing model to estimate the value of the options at each grant date using the following weighted average assumptions:

	2008	2007
Dividend yield	nil	nil
Annualized volatility	85%	81%
Risk-free interest rate	3.50%	4.00%
Expected life	5 years	5 years

(d)	Warrants

The following table summarizes the share warrant activity for the respective periods as follows:

Number of Warrants

Balance, December 31, 2006	566,411
Issued	1,050,695
Exercised	(58,077)
Expired	(11,680)
Balance, December 31, 2007	1,547,349
Expired	(527,375)
Balance, June 30, 2008	1,019,974
Repurchase of warrants (i)	(1,004,224)
Issued pursuant to a private placement (ii)	1,330,375
Replacement warrants issued on acquisition of Neovasc Medical Ltd. (iii)	735,394
Expired	(15,750)
Balance, December 31, 2008	2,065,769

(i)

In connection with the transaction described in note 15 (b) (iii), all but 15,760 of the Company’s warrants outstanding as at April 30, 2008 were exchanged for common shares of the Company. The warrant and option offer was completed immediately prior to the acquisitions on July 1, 2008.

(ii)	Pursuant to the acquisition agreement, the Company assumed 735,394 warrants from the securityholders of Neovasc Medical.

(iii)

As a condition of the acquisitions the Company was required to complete the concurrent non- brokered private placement of units (see note 15 (b) (v)). An aggregate of 1,330,375 warrants were issued. Each whole warrant is exercisable to purchase one additional common share of the Company at a price of $5.00 for a period of 18 months from July 1, 2008.

The following table summarizes the warrants outstanding and exercisable at December 31, 2008:

	Average Remaining	Weighted Average Exercise
Number Outstanding	Contractual Life	Price
735,394	0.95 yrs	1.38
1,330,375	1 yrs	5.00
2,065,769	0.98	$3.71

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

15.	SHARE CAPITAL (Continued)

(d)	Warrants (Continued)

The Company used the Black-Scholes option pricing model to estimate the value of the agents’ warrants at each grant date using the following weighted average assumptions:

	2008	2007
Dividend yield	nil	nil
Annualized volatility	82%	82%
Risk-free interest rate	3.50%	4.00%
Expected life	5 years	5 years

16.	SELLING

	For the years ended
	December 31,
	2008	2007

Selling expense	$1,355,205	$1,272,778
Wages and consulting	1,890,681	1,567,119
	$3,245,886	$2,839,897

17.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the years ended
	December 31,
	2008	2007
Audit and accounting	$332,234	$106,087
Insurance	89,058	85,463
Legal	321,282	97,994
Office	928,663	833,729
Regulatory	77,034	51,879
Rent	4,000	24,891
Repayments to contribution agreement	7,105	5,418
Royalties	10,846	3,673
Wages and consulting	1,689,578	1,073,149
	$3,459,800	$2,282,283

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

18.	PRODUCT DEVELOPMENT AND CLINICAL TRIALS

	For the years ended
	December 31,
	2008	2007
Clinical trials	$780,258	1,558,262
Other direct costs	1,209,387	415,067
Wages and Consulting	1,112,224	771,584
	$3,101,869	$2,744,913

19.	RELATED PARTY TRANSACTIONS

Related party transactions are entered into in the normal course of operations and are recorded at amounts established and agreed on between the related parties.

	For the years ended,
	December 31,
	2008	2007
Income
Contract Manufacturing	$269,090	$79,109
Expenses
Services of the Chairman	99,838	174,242
Financial Services	-	29,853
Legal Services
General expenses	7,899	30,337
Acquisition costs	186,763	-
Financing costs	-	75,199
Consulting Services	133,312	74,050

	As at
	December 31,
Accounts Receivable	2008	2007
Contract Manufacturing	120,654	20,498
Accounts Payable
Service of the Chairman	2,730	11,925
Legal Services	338	-
Consulting Services	-	10,000

(i)	Contract Manufacturing

The Company performs contract manufacturing services for a related corporation. One of the directors of this corporation is a significant shareholder in the Company. On July 1, 2008 the shareholder ceased to be a significant shareholder of the Company.

(ii)	Services of the Chairman

The services of the Chairman are provided to the Company by a corporation controlled by the Chairman. The Company and the corporation have a director in common. These fees are included in general and administration expenses. The Chairman resigned as CEO on July 1, 2008, but remains Chairman of the board of Directors.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

19.	RELATED PARTY TRANSACTIONS (Continued)

(iii)	Financial Services

The Company contracted for the services of the former CFO and some accounting functions from an accounting firm. A partner of that firm acted as the CFO of the Company. The agreement was terminated on September 30, 2007 and the partner resigned as CFO.

(iv)	Legal Services

Legal and corporate secretarial services were provided by a legal firm. A partner of that firm is a director of the Company. The director resigned as a director of the Company on July 1, 2008.

(iv)	Consulting Services

Sales and marketing consulting services are provided by a director of the Company. The director resigned as a director of the Company on July 1, 2008.

The carrying amounts of the accounts receivable and accounts payable approximate fair values due to their short term nature.

20.       SEGMENT INFORMATION

The Company’s operations are in one business segment; the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements.

Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada and to a lesser extent in Israel. It earns revenue from sales to customers in the following geographic locations:

	For the years ended
	December 31,
	2008	2007
SALES
Canada	$202,148	$175,651
United States	753,508	1,182,238
Other	590,583	159,984
	$1,546,239	$1,517,873

49% and 78% of the Company’s revenues for the years ended December 31, 2008 and 2007, respectively, were derived from customers located in the United States. Sales to the Company’s largest customer accounted for approximately 26% and 15% of the Company’s sales for the years ended December 31, 2008 and 2007, respectively.

21.	CONTINGENCIES

On November 14, 2008, the Company received a claim from an ex-employee claiming wrongful dismissal on October 22, 2008. The employee was made redundant as part of the rationalization process undertaken by the Company. The maximum amount of the claim is $25,000.

22.	SUBSEQUENT EVENTS

(a)

On February 2, 2009, pursuant to the Company’s stock option plan, the Company issued 487,500 stock options at an exercise price of $0.40 including 60,000 granted to employees of the Company and 427,500 granted to directors of the Company.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

(b)

On April 23, 2009, the Company completed a non-brokered private placement of 9,523,810 units at the price of $0.21 per unit for aggregate gross proceeds of $2.0 million. Each unit consists of one common share of Neovasc stock and one-half of one common share purchase warrant of Neovasc stock. Each whole warrant will entitle the holder thereof to purchase one common share of Neovasc stock at the exercise price of $0.30 per share for a period of one year after the closing date of the offering.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). Material issues that could give rise to differences to these consolidated financial statements are as follows:

a)	Stock-based compensation

Under US GAAP, effective January 1, 2006, the Company adopted FASB Statement of Accounting Standards No. 123(R), Share-Based Payment, a revision to FAS 123, Accounting for Stock-Based Compensation. FAS 123 (R) requires the Company to recognize in the income statement the grant date fair value of stock-based compensation awards granted to executive officers, directors, employees and consultants over the requisite service period, which cannot be less than the term of vesting. The Company utilizes the Black-Scholes option-pricing model to calculate the fair value of stock based compensation and amortizes the fair value to stock-based compensation expense over the vesting period. Compensation expense recognized reflects estimates of award forfeitures as discussed below.

Pursuant to the provisions of FAS 123 (R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of FAS 123 (R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006 granted prior to the adoption of FAS 123 (R) are recognized based on the provisions of FAS 123.

Under US GAAP, the Company is required to estimate the number of forfeitures over the life of each award. The Company has elected to record the actual number of forfeitures incurred. The Company has determined that the effect of estimated forfeitures upon the adoption on stock compensation expense, including the effect of estimating forfeitures on options granted, but not fully vested, prior to the adoption of FAS 123 (R), is not material.

Accordingly, on a modified prospective basis, there is no material difference in the recognition of stock- based compensation awards under Section 3870 (Canadian GAAP) and FAS 123 (R).

b)	Comprehensive loss

Under US GAAP, the Company follows FASB Statement of Accounting Standards No. 130, Reporting Comprehensive Income, which requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders’ equity that do not result from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on securities or short-term investments. There were no adjustments to the net loss, reported under US GAAP, required to reconcile to the comprehensive loss.

c)	Future income tax assets and liabilities

Under Canadian GAAP, future income tax assets and liabilities are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in Canadian GAAP and US GAAP did not have a material effect on the financial position or the results of operations of the Company for the years ended December 31, 2008, and 2007.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)	Additional disclosure required under US GAAP

(i)	Allowance for doubtful accounts:

Under Canadian GAAP, trade receivables are presented in the consolidated financial statements net of allowance for doubtful accounts. US GAAP requires that the trade receivable allowance be separately disclosed in the consolidated financial statements as follows:

	December 31,	December 31,
	2008	2007

Trade receivables	$260,427	$553,190
Allowance for doubtful accounts	(20,721)	(14,388)
Trade receivables, net	$239,706	$538,802
Other receivables	230,494	30,162
Accounts receivables, net	$470,200	$568,964

(ii)	Accounts payable and accrued liabilities

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregated basis. US GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2008	2007

Trade accounts payable	$784,578	$529,765
Employee-related accruals	176,358	109,848
Deferred Revenue	-	5,709
Other accrued liabilities	257,469	89,988
	$1,218,405	$735,310

(iii)	Stock-based compensation

As of December 31, 2008, there was $251,552 of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 3.98 years. The aggregate intrinsic value of the vested and exercisable stock options at December 31, 2008 was $175,608. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2008 was $Nil (2007 – $Nil).

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)	Impact of differences

	December 31,	December 31,
	2008	2007
Consolidated Balance Sheets
Assets - Canadian and US GAAP basis	4,820,523	5,689,800
Liabilities - Canadian and US GAAP basis	1,666,616	1,508,480
Liabilities and shareholders Equity - Canadian and US GAAP
basis	$4,820,523	$5,689,800

	For the years ended
	December 31,
	2008	2007
Consolidated Statements of Operations and Deficit
Net loss and comprehensive loss - Canadian and US GAAP
basis	$34,259,565	$7,830,954
Deficit, beginning of year - Canadian and US GAAP basis	$25,630,398	$17,799,444
Deficit, end of year - Canadian and US GAAP basis	$59,889,963	$25,630,398

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operations, financing or investing activities.

f)	Recently released accounting standards

United States

Effective January 1, 2008, the Company adopted, on a prospective basis, SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) as amended by FASB Staff Position SFAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP FAS 157-1”) and FASB Staff Position SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and provides for expanded disclosure about fair value measurements. SFAS 157 applies prospectively to all other accounting pronouncements that require or permit fair value measurements. FSP FAS 157-1 amends SFAS 157 to exclude from the scope of SFAS 157 certain leasing transactions accounted for under SFAS No. 13, “Accounting for Leases.” FSP FAS 157-2 amends SFAS 157 to defer the effective date of SFAS 157 for all non-financial assets and non-financial liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008. The adoption of SFAS 157 did not have a material impact on the Company’s audited consolidated financial statements. Management is evaluating the impact that SFAS 157 will have on its non-financial assets and non-financial liabilities since the application of SFAS 157 for such items was deferred to January 1, 2009. The Company believes that the impact of these items will not be material to its consolidated financial statements.

Effective January 1, 2008, the Company adopted, on a prospective basis, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company did not elect to apply the fair value option for any of its eligible financial instruments or other items on the January 1, 2008 effective date.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	f)	Recently released accounting standards (Continued)

In December 2007, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), “Business Combinations” (“SFAS No. 141(R)”) which requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values and changes other practices under SFAS No. 141, some of which could have a material impact on how we account for business combinations. These changes include, among other things expensing acquisition costs as incurred as a component of selling, general and administrative expense. The Company presently capitalizes these acquisition costs. SFAS No. 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity’s financial statements can fully understand the nature and financial impact of a business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating what impact the adoption of SFAS No. 141 (R) will have on the Company’s consolidated financial condition, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”) which requires entities to report non-controlling (minority) interest in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 160 is not expected to have a material impact on the Company’s consolidated financial condition, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures About Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No.133." SFAS No. 161 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to amend and expand the disclosure requirements of SFAS No. 133 to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under SFAS No. 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company's financial condition or results of operations.